Exhibit 99.1

Phoenix New Media Announces Appointment of Ms. Betty Yip Ho as Chief Financial Officer

BEIJING, China, September 9, 2013 — Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced the appointment of Ms. Betty Yip Ho as the Company’s Chief Financial Officer (“CFO”), effective October 8, 2013. Mr. Ya Li, the Company’s Chief Operating Officer, will cease to serve as interim CFO upon effectiveness of Ms. Ho’s appointment.

Ms. Ho has over 20 years of professional experiences working for publicly listed companies, investment banking and private equity in multiple sectors including Internet, TMT, manufacturing and consumer retail. Prior to joining ifeng, Ms. Ho served as CFO for Rock Mobile Corporations from 2011 to 2013, and CFO and Executive Director for A8 Digital Music Holdings Limited (HKEx: 800) from 2007 to 2011. Prior to that, she was the Senior Vice President at LJ International Inc. (NASDAQ: JADE) responsible for corporate finance, investor relations and mergers and acquisitions from 2001 to 2007. In 1998, Ms. Ho cofounded the Strategic Capital Group, an e-commerce private equity firm. Earlier, she held management positions in audit and direct investment with Arthur Andersen & Co and United Overseas Bank (UOB) Asia. Ms. Ho received her Bachelor degree of Commerce in Finance from the University of Toronto and is a Certified Public Accountant as well as member of the AICPA and HKICPA.

Mr. Shuang Liu, Chief Executive Officer of ifeng, said, “We are very excited to welcome Betty to the ifeng family.  Bringing with her a global perspective and diverse experience, Betty’s proven financial acumen, having built competencies in the fields of corporate finance, M&A, investment banking, investor relations and accounting make her an ideal choice for this crucial role. We believe that under her financial leadership, we will be able to further enhance our corporate governance, disclosure and financial controls as we continue our overall business growth.  We believe that she will be able to provide significant strategic contributions and look forward to working with her.”

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com